Notice of Exempt Solicitation

Name of Registrant: NIKE, Inc.

Name of Person Relying on Exemption: Shareholder Association for Research and Education (SHARE)

Address of Person Relying on Exemption: Unit 401, 401 Richmond Street West, Toronto, ON M5V 3A8, Canada

Date: September 3, 2024

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted

Nike, Inc.

COMPLEMENTARY COMMENTS

Shareholder Proposal Number 6 Regarding Worker-Driven Social Responsibility

In complement to the Notice of exempt solicitation filed on August 12, 2024, we encourage shareholders of Nike, Inc. to review this additional Notice of exempt solicitation to inform their voting decision ahead of Nike’s annual general meeting schedule for September 10, 2024.

Worker-driven Social Responsibility models (“WSR”) are different from voluntary Corporate Social Responsibility (“CSR”) initiatives that include a “worker voice” or “worker empowerment” component. Nike is not implementing WSR programs, but CSR programs. This proposal requests an evaluation of WSR programs.

WSR models have been recognized by the United Nations Working Group on Business and Human Rights as “the international benchmark” for addressing worker and human rights abuses.1

WSR models form the backbone of the most effective oversight initiatives because (1) they are led by workers or their representatives; (2) they are supported by binding and enforceable agreements between workers and brands; (3) suppliers have financial incentive and capacity to comply; (4) they include mandatory consequences for non-compliance; (5) they have measurable and timely outcomes for workers, and; (6) they rely on rigorous and independent monitoring.2

1https://www.ohchr.org/en/statements/2016/12/end-visit-statement-united-states-america-6-16-december-2016-maria-grazia?LangID=E&NewsID=21049;https://static1.squarespace.com/static/6055c0601c885456ba8c962a/t/61d5d71907ef68040bbc8602/1641404186331/ReStructureLab_InvestmentPatternsandLeverage_November2021.pdf ; https://www.cbp.gov/sites/default/files/assets/documents/2021-Aug/CBP%202021%20VTW%20FAQs%20%28Forced%20Labor%29.pdf; https://blog.dol.gov/2022/01/13/exposing-the-brutality-of-human-trafficking; https://rfkhumanrights.org/person/lucas-benitez/ ; https://wallenberg.umich.edu/medal-recipients/2023-lucas-benitez/.

2 https://wsr-network.org/what-is-wsr/statement-of-principles/; https://fairfoodprogram.org/; https://electronicswatch.org/new-worker-driven-remedy-principles_2635094.pdf

By centering workers in the design, implementation, and enforcement of labor standards, WSR models directly respond to the labour rights risks and challenges that workers face in high-risk circumstances thus enhancing the effectiveness and adequacy of monitoring, and remediation. By using enforceable mechanisms, companies and suppliers can be held accountable for non-compliance with labour standards.

The features of WSR constitute an assurance for shareholders that potential human rights abuses have a greater likelihood to be identified and resolved effectively before they escalate into significant risks. WSR initiatives have proven to be particularly effective at doing so in high-risk countries where the risk of exploitative or poor labour conditions is the highest due to inadequate labour laws, inspections and enforcement. Participating companies share the costs and collectively use their leverage, and workers are free from retaliation from reporting labour rights violations.

In contrast, CSR initiatives are voluntary, generally consist of surveys of suppliers or workers and other mechanisms to collect workers’ feedback, social audits to monitor adherence to supplier codes, and other various voluntary initiatives and leadership programs.3 These are often one-off occurrences or one way communications channels, so do not result in actions taken on the feedback workers provide through a survey. These CSR initiatives, while commendable, are not binding, worker-driven, transparent and generally fail to establish accountability, and therefore differ significantly in effectiveness from WSR.4

Nike’s current disclosure does not address WSR models in general and Nike does not take part in WSR initiatives.

Based on available disclosure, Nike does not address how it approaches WSR models and how such models could enhance Nike’s human rights due diligence approach in high-risk contexts where voluntary CSR initiatives are insufficient. While Nike discloses in its FY2023 Impact Report the various voluntary CSR initiatives it participates in such as the Issara Initiative, the FLA or the ILO/IFC Better Work program, to our knowledge, none of them align with the features of WSR.

Notably, in its opposition statement to Proposal 6, Nike does not mention WSR, indicate that it is implementing WSR initiatives, clearly explain how it accounts for WSR models in its human rights due diligence, or evaluate the costs and benefits of WSR compared with its existing CSR initiatives compare to WSR.

Given that Nike’s peers and competitors participate in WSR initiatives in countries where Nike has sourcing suppliers, shareholders are entitled to ask why Nike does not see the value that these peers see and how its approach is more effective at mitigating labour rights risks in high-risk countries.

Examples of WSR initiatives which have been adopted by peers include:

-	The International Accord for Health and Safety in the Garment and Textile Industry which has been signed by Adidas, PUMA, Gap Inc., H&M Group, Inditex (owner of Zara), PVH Corp, ASOS, Boohoo group, MANGO, Marks and Spencer, Cotton On, AEO Inc. (American Eagle and Aerie), Loblaw Companies Limited and 200 brands and retailers.[5] Performance metrics relating to inspection, OSH violations and remediation can be find in the Accord’s Annual Report.[6]

3 https://www.cambridge.org/core/journals/business-and-human-rights-journal/article/overlooked-advantages-of-the-independent-monitoring-and-complaint-investigation-

system-in-the-workerdriven-social-responsibility-model-in-us-agriculture/B2FA243E5ACD6F4CBEBCDF0C500BFC4A

4 https://wsr-network.org/resource/comparison-of-critical-elements-of-wsr-vs-csr-and-msis/

5 https://internationalaccord.org/signatories/#signatories-search

6 https://internationalaccord.org/wp-content/uploads/2024/01/ACCORD_Annual-Report-2022.pdf

-	The Dindigul Agreement[7] is a binding agreement signed by PVH[8] , H&M9, and the Gap[10] to protect garment workers at a factory in India. The agreement proved to “increase worker efficiency by 16%, increased reporting to work on time by 4.3% and has reduced attrition rate by 67% between 2021 and 2022”.[11] From April to December 2022, workers using the provisions of the Dindigul Agreement at the participating factory raised 185 grievances: 177 (96%) were raised by women, 98% of the 185 grievances workers raised at the factory were resolved (90% of these were resolved within a week).
-	The Cambodia ACT[12] which is a binding agreement by which brands, retailers, manufacturers and trade unions work together to support the adoption of living wages by leveraging purchasing practices. Participants include H&M, Inditex, PHV and other companies.

For these reasons, we urge Nike’s shareholders to vote FOR PROPOSAL NUMBER 6 Regarding Worker-Driven Social Responsibility

Any questions regarding this exempt solicitation or Proposal Number 6 should be directed to Sarah Couturier-Tanoh, Director of Shareholder Advocacy, SHARE at scouturier-tanoh@share.ca.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARDS.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

7https://laborrights.org/sites/default/files/publications/DINDIGUL%20AGREEMENT%20YEAR%201%20PROGRESS%20REPORT%202023_0.pdf

8 https://pvh.com/-/media/Files/pvh/responsibility/CR-Dindigul-Agreement.pdf

9 https://justiceforjeyasre.com/landmark-dindigul-agreement-to-eliminate-gender-based-violence-and-harassment-at/

10 https://www.gapinc.com/en-us/policy/uk-modern-slavery-act

11https://laborrights.org/sites/default/files/publications/DINDIGUL%20AGREEMENT%20YEAR%201%20PROGRESS%20REPORT%202023_0.pdf

12 https://actonlivingwages.com/app/uploads/2023/05/ACT-Info-Brief-2023.pdf